

Corporate Communications
P. O. Box 388
Yazoo City, Mississippi 39194
(662) 746-4131

News Release

Contacts: Keith Johnson, Investor Relations
Melinda Hood, Corp. Communications
Mississippi Chemical Corporation
(662) 746-4131

For immediate release

For further information please visit our
website @ www.misschem.com

MISSISSIPPI CHEMICAL CORPORATION FILES PLAN OF REORGANIZATION WITH U.S. BANKRUPTCY COURT

Yazoo City, Miss. April 16, 2004 – Mississippi Chemical Corporation (OTCBB: MSPI.OB) today announced the filing of its joint plan of reorganization with the U.S. Bankruptcy Court for the Southern District of Mississippi. The plan is subject to review and approval by certain creditors of the company and the bankruptcy court.

"Filing our plan of reorganization is a significant step forward in the company's restructuring efforts," Coley Bailey, chief executive officer for Mississippi Chemical, said. "During our reorganization, the company has made meaningful changes to its operations and cost structure that improve our competitive position. We plan to capitalize on these changes to grow our anhydrous ammonia business, take advantage of growth opportunities in industrial markets and continue our leadership position in the ammonium nitrate market."

If approved by the bankruptcy court, the plan provides that the company's unsecured creditors will own substantially all of the company's stock and the company's current shareholders will have the opportunity to share in the long-term growth of the company. The company's ammonia supply of 350,000 tons a year from its Trinidad operation will remain unchanged.

Under the proposed plan, the company's debt will be substantially reduced. This debt will be provided by a combination of existing secured lenders and new lenders. "We look forward to exiting bankruptcy prior to the end of this year," Bailey said.

For details of the company's reorganization plan, a copy of the plan and related disclosure statement is available at www.bmccorp.net/misschem.

Mississippi Chemical Corporation is a leading North American producer of nitrogen and phosphorus products used as crop nutrients and in industrial applications. Production facilities are located in Mississippi, Louisiana, and through Point Lisas Nitrogen Limited, in The Republic of Trinidad and Tobago. On May 15, 2003, Mississippi Chemical Corporation, together with its domestic subsidiaries, filed voluntary petitions seeking reorganization under Chapter 11 of the U.S. Bankruptcy Code.

Except for the historical statements and discussion contained herein, statements set forth in this news release constitute "forward-looking statements." These forward-looking statements rely on a number of assumptions concerning future events, risks, and other uncertainties that are beyond the company's ability to control. Readers are cautioned that a number of factors could cause actual results to differ materially from the forward-looking statements, including without limitation: (i) the ability of the company to operate pursuant to the terms of the debtor-in-possession revolving and term loan financing facilities, (ii) operating constraints, costs and

uncertainties associated with the bankruptcy proceedings, (iii) the ability of the company to develop, prosecute, confirm and consummate a plan of reorganization with respect to the Chapter 11 cases, (iv) the ability of the company to receive trade credit, (v) the ability of the company to maintain contracts that are critical to its operations, (vi) changes in matters which affect the global supply and demand of fertilizer products and industrial chemicals, (vii) high natural gas prices and the volatility of the natural gas market, (viii) a variety of conditions in the agricultural industry such as grain prices, planted acreage, projected grain stocks, U.S. government policies, weather, and changes in agricultural production methods, (ix) possible unscheduled plant outages and other operating difficulties, (x) price competition and capacity expansions and reductions from both domestic and international competitors, (xi) foreign government agricultural policies (in particular, the policies of the governments of India and China regarding fertilizer imports), (xii) the relative unpredictability of international and local economic conditions, (xiii) the relative value of the U.S. dollar, (xiv) regulations regarding the environment and the sale and transportation of fertilizer products, (xv) oil costs and the impact of war in the Middle East, (xvi) the occurrence of any national calamity or crisis, including an act of terrorism, (xvii) the continuing efficacy of unfair trade remedies, and the outcome of pending unfair trade remedy (antidumping) cases, (xviii) our ability to retain key employees, and (xiv) other important factors affecting the fertilizer industry and US as detailed under the heading "Certain Business Factors" and elsewhere in our most recent Annual Report on Form 10-K, which is on file with the Securities and Exchange Commission.

# # #